UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 19, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (“Alpha”), pursuant to which Alpha has committed to purchase from time to time from the Company, up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA. The Company entering into the SPA was a condition of the Company’s previously announced note and warrant transaction with Alpha from April 11, 2024. Also at or around April 19, 2024, the Company terminated its $25 million Standby Equity Purchase Agreement dated February 23, 2023, as amended and supplemented, between the Company and YA II PN, Ltd.

Subject to the terms and conditions of the SPA, the Company has the right from time to time at its discretion, any time after the three month anniversary of the shares underlying the SPA being registered for resale pursuant to the Registration Rights Agreement referred to below, to direct Alpha to purchase a specified amount of the Company’s ordinary shares (each such sale, a “Put”) by delivering written notice to Alpha (each, a “Put Notice”). There is a $20,000 mandatory minimum amount for any Put and it may not exceed $500,000 in any consecutive 30-day period, subject to a volume threshold equal to the quotient of (a) the number of ordinary shares requested by the Company in a Put Notice divided by (b) 0.30. The ordinary shares will be purchased at a price equal to: (a) 95% of the lowest daily traded price of the Company’s ordinary shares during the five trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00; (b) 90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00: (c) 85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80; (d) 80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60; (e) 75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and (f) 50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The Company will control the timing and amount of any sales of ordinary shares to Alpha. Actual sales of our ordinary shares to Alpha as a Put under the SPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Company’s ordinary shares and determinations by the Company as to the appropriate sources of funding for its business and operations.

The obligations of Alpha to accept any Put pursuant to a Put Notice is subject to customary conditions, including that Alpha is not required to purchase any ordinary shares pursuant to a Put if it would result in Alpha beneficially owning in excess of 4.99% of the Company’s ordinary shares, and that the ordinary shares subject to the Put be registered for resale. The Company agreed to pay a commitment fee to Alpha equal to 1.5% of the commitment amount, payable in shares, or 2,725,621 ordinary shares (the “Commitment Shares”) and which shall be subject to a three month lock-up.

The net proceeds under the SPA to the Company will depend on the frequency and prices at which the Company sells ordinary shares to Alpha. The Company expects that any proceeds received by it from such sales to Alpha will be used for working capital and general corporate purposes; provided, however, that in the event the Company owes any indebtedness to Alpha, 50% of any such proceeds shall be applied to repayment of such indebtedness.

The SPA will automatically terminate on the earliest to occur of (a) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30,000,000. The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put Notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. Neither the Company nor Alpha may assign or transfer its respective rights and obligations under the SPA, and no provision of the SPA may be modified or waived by the Company or Alpha other than by an instrument in writing signed by both parties.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties. The SPA contains restrictions on the Company’s ability to enter into any Variable Rate Transaction (as defined in the SPA), as described in the SPA.

The Company further entered into a Registration Rights Agreement with Alpha, pursuant to which the Company agreed to register for resale ordinary shares underlying the SPA.

The Commitment Shares will be issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities laws.

The foregoing is a brief description of the SPA and the Registration Rights Agreement, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
10.1	Stock Purchase Agreement and Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer